UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **March 16, 2006**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY 10022	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On March 16, 2006, American Independence Corp. issued a press release announcing net income for the fourth quarter and year ended December 31, 2005. A copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated March 16, 2006.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: March 16, 2006
Teresa A. Herbert
Vice President and Chief Financial Officer

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   CONTACT: DAVID T. KETTIG
485 MADISON AVENUE   (212) 355-4141 Ext. 3047
NEW YORK, NEW YORK 10022   www.americanindependencecorp.com
NASDAQ – AMIC

NEWS RELEASE

**AMERICAN INDEPENDENCE CORP. ANNOUNCES
NET INCOME FOR THE FOURTH QUARTER AND YEAR ENDED
DECEMBER 31, 2005**

New York, New York, March 16, 2006. American Independence Corp. (NASDAQ: AMIC) today reported net income of $2.0 million ($.23 per share, diluted), including an income tax benefit of $2.0 million, for the three months ended December 31, 2005 compared to $1.3 million ($.15 per share, diluted), net of a provision for income taxes of $.7 million for the three months ended December 31, 2004. These results were positively impacted by a $2.1 million further reduction of the valuation allowance related to the deferred tax asset. This reduction is primarily based upon AMIC's profitability in 2005 and projected continuing profitable results, as further described below. The 2005 fourth quarter was negatively impacted by higher losses from Medical Stop-Loss. Revenues amounted to $20.8 million for the three months ended December 31, 2005, compared to revenues of $21.4 million for the three months ended December 31, 2004.

AMIC also reported net income of $5.5 million ($.64 per share, diluted), net of a provision for income taxes of $.1 million for the year ended December 31, 2005 compared to $5.9 million ($.69 per share, diluted), net of a provision for income taxes of $3.6 million for the year ended December 31, 2004. Revenues amounted to $83.1 million for the year ended December 31, 2005, compared to revenues of $80.4 million for the year ended December 31, 2004.

On a non-GAAP basis, the Company's income from continuing operations excluding amortization and Federal income tax benefit related to deferred taxes for the year ended December 31, 2005 was $6.0 million ($.71 per share, diluted) as compared to $10.0 million ($1.17 per share, diluted) for the year ended December 31, 2004, and $47 thousand ($.01 per share, diluted) for the three months ended December 31, 2005 as compared to $2.1 million ($.25 per share, diluted) for three months ended December 31, 2004.

Chief Executive Officer's Comments

Roy T.K. Thung, Chief Executive Officer, commented, "Our 2005 fourth quarter, and as a result, our full year did not meet our expectations. We are confident, however, that steps we have taken in 2005 should lead to improvements for the 2006 year as compared to the 2005 year. The Company strengthened reserves by approximately $2.5 million in the 2005 fourth quarter, relating to Medical Stop-Loss business incepting in 2004 and to a much lesser extent business incepting in 2005. Even with the additional reserves, the Company recorded a net loss ratio (i.e. insurance benefits, claims and reserves divided by (premiums earned less underwriting expenses)) on the Medical Stop-Loss business of 97.2% for the twelve month period ended December 31, 2005 year, as compared to 91.3% for the comparable period in 2004. Based on currently available information, business incepting in 2005, of which a material portion will be earned and recorded in 2006, is projected to achieve a net loss ratio that is lower than the previous year. The higher net loss ratio for business incepting in 2004 was largely a result of: (i) the "soft" Medical Stop-Loss market continuing longer than anticipated; (ii) deviations from underwriting guidelines and disclosure protocols as a result of the soft market, which were identified and rectified; and (iii) an unanticipated continuation of historically high inpatient hospital cost trends. The issuing carriers (with the support of AMIC and its MGUs) have taken corrective action with respect to the deviations and increased pricing in response to these higher cost trends. With respect to our Fully-Insured Health business, we are very pleased with our recent 2006 agreement for a marketing organization to immediately write employer Medical Stop-Loss on Independence American, and transfer their block of approximately $35 million of Medical Stop-Loss and Fully-Insured Health to Independence American in 2007."

In the fourth quarter of 2005, the Company further reduced the valuation allowance relating to the deferred tax asset, which caused a corresponding increase in such deferred tax asset. The valuation allowance relates to the likelihood that AMIC might not be able to fully utilize its prior tax year federal net operating loss carryforwards ("NOLs"). AMIC reviews the valuation allowance on a quarterly basis to determine the reasonableness of the amount. Based upon AMIC's profitability in 2005 and projections of future profitable results, it was appropriate to further reduce the valuation allowance in the fourth quarter of 2005 in the amount of $2.1 million ($.24 per share, diluted), which resulted in an increase in net income and income from continuing operations.

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Income from Continuing Operations" schedule below. Operating results reported on a non-GAAP basis exclude non-cash charges related to the amortization of intangible assets recorded in purchase accounting, the Federal income tax charge related to deferred taxes and the reduction of the valuation allowance.

AMIC is a holding company principally engaged in the employer Medical Stop-Loss and managed care insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Some of the statements included herein may be considered to be forward looking statements that are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in AMIC's filings with the Securities and Exchange Commission.

AMERICAN INDEPENDENCE CORP.
FOURTH QUARTER REPORT
(in Thousands Except Per Share Data)

	Three Months Ended December 31,		Year Ended December 31,	
	2005	2004	2005	2004
Premiums earned	$ 16,809	$ 16,450	$ 66,118	$ 60,203
MGU fee income	3,266	4,433	14,156	17,597
Net Investment income	747	589	2,501	2,291
Net realized gains (losses)	(5)	(123)	245	222
Other income (loss)	4	18	110	65
Revenues	20,821	21,367	83,130	80,378
Insurance benefits, claims and reserves	12,962	11,099	44,722	39,173
Selling and general expenses	7,542	7,836	30,965	29,172
Amortization and depreciation	275	432	1,100	1,666
Other expenses	99	264	704	1,134
Expenses	20,878	19,631	77,491	71,145
Income (loss) from continuing operations before income tax	(57)	1,736	5,639	9,233
State income (tax) benefit	(86)	46	(338)	(414)
Federal income tax – current and deferred	36	(703)	(1,861)	(3,155)
Federal income tax – reduction of valuation allowance	2,079	-	2,079	-
Income (loss) from continuing operations	1,972	1,079	5,519	5,664
Income (loss) from discontinued operations, net of income tax	-	230	(59)	240
Net Income (Loss)	$ 1,972	$ 1,309	$ 5,460	$ 5,904
Basic Income (Loss) Per Common Share:				
Income (loss) from continuing operations	$ .23	$ .13	$ .65	$ .67
Income from discontinued operations	-	.03	(.01)	.03
Net Income (Loss)	$ .23	$ .16	$ .64	$ .70
Weighted average basic common shares	8,451	8,437	8,447	8,434
Diluted Income (Loss) Per Common Share:				
Income (loss) from continuing operations	$ .23	$ .12	$ .65	$ .66
Income from discontinued operations	-	.03	(.01)	.03
Net Income (Loss)	$ .23	$ .15	$ .64	$ .69
Weighted average diluted common shares	8,519	8,534	8,526	8,535

As of December 31, 2005, there were 8,451,223 shares outstanding, net of treasury shares.

5

AMERICAN INDEPENDENCE CORP.

RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO
NON-GAAP INCOME FROM CONTINUING OPERATIONS
(In Thousands Except Per Share Data)

	Three Months Ended December 31				Year Ended December 31,			
		2005		**2004**		**2005**		**2004**
Income from continuing operations	$	1,972	$	1,079	$	5,519	$	5,664
Amortization of intangible assets related to purchase accounting		202		334		809		1,326
Federal income tax charge related to deferred taxes		(48)		692		1,785		3,018
Reduction of valuation allowance related to deferred tax asset		(2,079)		-		(2,079)		-
Income from continuing operations excluding amortization and Federal income tax charge	$	47	$	2,105	$	6,034	$	10,008
Non - GAAP Basic Income Per Common Share:								
Income from continuing operations excluding amortization and Federal income tax charge	$	.01	$	.25	$	.71	$	1.19
Non - GAAP Diluted Income Per Common Share:								
Income from continuing operations excluding amortization and Federal income tax charge	$	.01	$	.25	$	.71	$	1.17